Exhibit 99.1

Given Imaging Ltd.
Third Quarter 2012
Financial Results Conference Call
November 07, 2012
9:00 am ET

Operator:
Good day and welcome ladies and gentlemen to the Given Imaging Third Quarter 2012 Financial Results Conference Call.

As a reminder today's call is being recorded. All participants are in a listen only mode. At this time I'd like to turn the call over to Ms. Fern Lazar of Lazar Partners. Please go ahead ma'am.

Fern Lazar:
Thank you and good morning. Thank you all for joining us. With us today from Given Imaging are Homi Shamir, President and CEO and Yuval Yanai, Chief Financial Officer.

Before we begin I'd like to read the following regarding forward looking statements. During the course of this conference call the company may make projections or other forward looking statements regarding future events or the financial performance of Given Imaging. We wish to caution you that such statements reflect only the company's current expectations and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission including the company's annual report on Form 20-F filed March 7, 2012. The company undertakes no obligations to update any projections or forward looking statements in the future.

In today's call the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company's third quarter earnings release, which is posted on the Given Imaging site. I'll now turn the call over Homi Shamir, President and CEO of Given Imaging.

Homi Shamir:
Thanks Fern and good morning. Thanks to all of you on the line for joining us today. Before we start with a review of the quarter, I wanted to say that we hope that for those of you impacted by Hurricane Sandy things are slowly getting back to normal.

In the third quarter we generated revenue of $45.4 million, which is slightly higher than revenue achieved in the third quarter in 2011. Revenues were driven by a 6% increase from the America's region based on a strong 37% rise in sales of functional GI diagnostics products.

We now have achieved three consecutive quarters of sales growth in the Americas region which is our largest single market and expect to continue this trend. In the EMEA region, PillCam capsule sales in the third quarter increased by 2% to 14,100 capsules. In addition, sales of our functional GI diagnostics products increased by 4%.

However, revenue in the region in dollar terms was lower due to currency-related effects. If we excluded the impact of foreign currency translation, revenue in the EMEA region would have increased by 3%. In the APAC region, I'm pleased to report that sales in Japan grew by a robust 30% compared to last year due to the efforts of our direct sales force.

Overall sales in the region were 6% lower than the same period last year mainly due to lower sales in China and the fact that third quarter revenue last year was unusually strong on higher sales in China.

Our focus on improving profitability resulted in a strong increase in net income in the third quarter. On a GAAP basis net income increased 60% to $6 million or $0.19 per share. On a non-GAAP basis net income increased 48% to $7.9 million or $0.25 per share on a fully diluted basis. Yuval will provide additional details shortly.

Last month, we acquired the assets related to SmartPill GI Monitoring System from SmartPill Corporation.  The SmartPill System measures gastric emptying and total GI transit times and it's used to evaluate motility disorders like gastroparesis and constipation. This acquisition strengthens our leadership position in functional GI diagnostics. We believe that we have built the most comprehensive and clinically unique portfolio of GI diagnostic products.

We plan to leverage our sales force to increase awareness for this procedure and the benefit it delivers to patients. The integration of SmartPill is going according to plan, and we are pleased with the feedback received from physicians at the recent ACG and UEGW meetings who were happy that Given Imaging acquired SmartPill and how it complements our current portfolio.

Effective January 1, 2013, this product will benefit from a category one CPT code at a value of $870 compared to a category three CPT code and a much lower reimbursement value previously. We believe this development will facilitate higher sales of SmartPill capsules in 2013 and beyond.

Turning now to PillCam COLON 2. Yesterday in our press release, we announced that we recently had a positive meeting with the FDA to discuss our planned submission for market clearance of PillCam COLON 2 for visualization of the colon. In our view this meeting reaffirmed our belief that the result of the PillCam COLON 2 trial in the U.S. can support its use for visualization of the colon, particularly in patients unable to undergo colonoscopy or in cases of incomplete colonoscopy.

Based on this meeting, we plan to submit PillCam COLON 2 for FDA clearance under the direct de novo route within the next few weeks. Filing a direct de novo application could shorten the time for the clearance by a few months. Just to remind you, PillCam SB was also originally cleared through the de novo path.

Since we believe that this is important for the data to appear first in a peer review setting we are not planning to publish any data at the time of submission to the FDA. Ideally we are targeting DDW as a setting for publication.

In September, we filed for PillCam COLON 2 regulatory approval in Japan.  The submission to PMDA included the results of a 72-patient PillCam COLON 2 pivotal clinical trial which was designed to evaluate the PillCam COLON 2 as a tool to visualize the mucosal layer for the diagnosis of colonic pathologies.

I would like to reiterate that we believe that these submissions provide a significant opportunity for Given Imaging with an addressable market estimated to be $1.7 billion in our main market comprising 3 million procedures annually.

This includes 1 million procedures in the U.S. and 1 million in Japan. Also it's worth pointing out that prior clearances for PillCam capsules have also been for visualization and detection of abnormalities. At the recent UEGW meeting in Amsterdam there were several positive abstracts about PillCam COLON which support its use as a complimentary tool to colonoscopy in EMEA.

I will now turn the call over to Yuval who will provide some additional details on our third quarter results.

Yuval Yanai:
Thanks, Homi. As Homi mentioned, we achieved revenues of $45.4 million in the third quarter of 2012. Total PillCam SB sales were 58.2 thousand capsules in the third quarter of 2012, a level similar to the same period in 2011.

In the America's region PillCam SB sales in the third quarter increased nominally to 35,000 capsules. PillCam SB sales in the EMEA region increased 2% to 14.1 thousand capsules while PillCam SB sales in the APAC region decreased by 10% to 9,200 capsules on lower sales to China.

Worldwide sales of functional diagnostic products increased by 5% to $13.2 million in the third quarter of 2012 compared to $12.6 million in the same period last year. In the America's region, functional diagnostic products revenue increased 15% in the third quarter of 2012 to $10.8 million compared to $9.4 million in the same period last year.

Functional diagnostic revenue in the EMEA region was $1.8 million while revenue in the APAC region was $600,000. Gross margin on a non-GAAP basis in the third quarter of 2012 was 78.3% compared to gross margin of 77.6% in the third quarter of 2011. The increase was due primarily to product and geographic mix in the quarter.  We believe that we can continue generating high gross margins in the foreseeable future.

On a GAAP basis operating profit was $6.5 million compared to $4.1 million in the third quarter of 2011.  Non-GAAP operating profits was $8.5 million compared to $5.8 million in the third quarter of 2011.

We are pleased with the high double-digit operating margin of over 19%. It is worth noting that cash generated from operating activities correlates nicely with our non-GAAP operating profit. This quarter, cash generated from operating activities totaled $9.8 million.

We achieved a strong increase in both GAAP and non-GAAP earnings together with another quarter of strong cash flow. Net income on a GAAP basis for the third quarter of 2012 increased 60% to $6 million or $0.19 per share compared to $3.8 million or $0.12 per share in the same quarter last year.

On a non-GAAP basis net income for the third quarter of 2012 increased by 47% to $7.9 million or $0.25 per share on a fully diluted basis compared to $5.3 million or $0.70 per share on a fully diluted basis in the third quarter of 2011. Tax expenses remain at the same level as projected. The reconciliation between GAAP and non-GAAP earnings is available in our third quarter press release which is posted on our Web site.

Moderator, you may now open the call for questions.

Operator:
Thank you. If you would like to ask a question please signal by pressing the star key followed by the digit 1 on your telephone keypad. If you are using a speakerphone please make sure your mute function is turned off to allow your signal to reach our equipment.

If you have signaled for a question prior to hearing these instructions on today's call, please repeat the process now by pressing star 1 again to ensure our equipment has captured your signal. We'll pause for just a moment to allow everyone an opportunity to signal for questions.

And once again that is star 1. And we'll take our first question from Jeremy Feffer with Cantor Fitzgerald.

Jeremy Feffer:
Good morning, thanks for taking my questions. First just on COLON 2, I wanted to be clear on the new pathway of going de novo. Is that something that the FDA suggested after you met with them or how did you come to this new decision?

Homi Shamir:
Yes, Jeremy good morning, Homi. Yes we got the recommendation of the FDA to file a direct de novo. To people who are not familiar, direct de novo is a new procedure relative or a new path with the FDA.

They start recommending to use it less than a year ago. And previously you used to go at 510(k) and later on if the 510(k) you could get an NSE letter and then go to direct de novo. Now in a way they streamlined the process and basically sending you directly to the de novo process while you are doing the same time a 510(k) filing.

Jeremy Feffer:	So this, and so you think this reduces approval time by a few months or you think this could take what, six to nine months now?

Homi Shamir:
We believe, all the time we say that we believe that after filing it takes us a year. We believe that it could remain a year. We believe that actually we have some opportunity here, with basically the FDA tried to be more efficient here in filing and to do it a little bit faster. And I think we will know in the next couple of months how things are progressing.

Jeremy Feffer:	Okay. And then I wanted to follow up on a comment, Homi you made. So now you don't plan to publish data when you submit to the FDA. What's the reasoning for that?

Homi Shamir:
Mainly because we would like to publish it in a peer review and we believe we will have a much better headlines when we publish it in a peer review and the best way to do it hopefully will be a DDW podium presentation.

Jeremy Feffer:
Okay. And then just wanted, just quickly on the quarter.  So I noticed Asia Pacific was probably still a little lighter than you were hoping. How is the conversion to the distributor-direct model going and was that cause for some of the weakness there? Or what was behind some of that?

Yuval Yanai:	Hi, Jeremy this is Yuval. Well it's a combination of the situation in both in Japan and China. In China, I'll start with China because last year the third quarter was unusually strong in China.

And this quarter was, I can't say unusually weak but was not strong enough. From the beginning of this year, we had some registration issue over there. We believe that we have probably overcome all of them or at least most of them.

And it looks like the future looks much better in China. However, yes China, one of the main reasons for the weak revenues in Japan, in China. In Japan, finally we completed the transition from a full distribution market into a hybrid one meaning that approximately 70% of revenues is now generated by our own sales force.

It took a little bit more time than before. We generated about 30% in terms of revenue more than the same quarter of last year and we also believe that we can generate in the second half of this year probably twice the revenue we achieved in the first half of the year. So we are doing good progress in Japan yet we are not where we targeted our sales but once again it's a good progress.

Jeremy Feffer:	Okay. That's helpful, I'll jump back in the queue. Thank you.

Homi Shamir:	Thank you.

Yuval Yanai:	Thanks.

Operator:	And once again that'll be star 1 to be placed into the queue. We'll take our next question from Bryan Brokmeier with Maxim Group.

Bryan Brokmeier:
Hi everyone. Just I guess back to the direct de novo process.  It's my understanding that this is actually adding time to the submission. And previously you're planning to go with 510k approvals. I guess it's not clear to me, maybe you can explain it again a little more on how this is going to reduce your time if it's adding something on to just filing a 510k.

Homi Shamir:
Again, filing a 510k could take six to nine months or even a year. Now there is no really timeline with the Agency.  And also, and we said it all along, Bryan, that there is a good chance that the 510k will continue into de novo.

The agency in order to streamline the de novo approach, and actually also the 510k, created now a new way which is direct de novo. So instead of us waiting to them to go through the 510k process coming back to us eventually with the request to go to a de novo, we're starting what we call direct de novo from the beginning.

So we believe and again, we build our internal timeline but obviously with some advice from our legal counsel who are very familiar with the process. We believe that the process, and all along we said the submission will take a year. Now we believe it could take a year at the most but it could be also shorter than that.

Bryan Brokmeier:
Okay. So if you brought it into 510k clearance or submission and it would have been, you know, not have been successful in that and then put into a de novo, into a de novo process and then gone back into the 510k. Is that how it would work?

Yuval Yanai:
No, not at all. I have to repeat what Homi said before. When we announced [inaudible] before we said that it is more likely that we will have to go through the de novo and de novo is involved in first filing the 510k and then going into the de novo and I think that we should be happy that the FDA enabled us to go directly to de novo and therefore the process may be even a little bit shorter than we planned before.

Bryan Brokmeier:
Okay. And so, on the data, everybody's been waiting for the data. And I guess it's not that common to hold off on releasing the data until you can get a bigger headline at the risk of your stock price.

Could you, you know, explain a little bit more? I mean I don't see how you, why you would want to wait so many months to release the data when everyone wants to see what it is to determine how good the data is.

Homi Shamir:
Again, obviously we have the investor but we have also the GI community who are eventually are the people who will use the capsules and with all due respect I need to convince them because the money and the revenue will come from them and the patient.

And the best way to do it and release it is to try to do it on a major GI conference where we and especially our lead physician in this trial who is very well known in the industry will speak hopefully on the podium and release the data to them. Because end of the day I need to convince them, not anybody else.

Bryan Brokmeier:	Okay, thanks. And then just lastly on your gross margin you had a really good gross margin in the quarter above 78% which I don't believe you've actually ever done before, so that's great.

Do you expect, and you said that you expect it to remain high for the foreseeable future. Does that mean that you expect it to remain above 78% for the foreseeable future? Maybe you could talk a little bit about what's allowing you to have such a strong gross margin now and, you know, could we continue to see that climb?

Yuval Yanai:	Hi Bryan this Yuval. First of all I'm not sure this is the first time that we exceeded 78%, I think it happened before. Maybe I think even last quarter we were at 78.1 or 78.2.

So, yes it's, we enjoy now relatively high gross margin. First of all there is a dependency on a geographic and product mix but on the other hand I think that the recent efforts on improving profitability of the relatively new acquired businesses, the Bravo and Sierra, bearing fruits and we can see gross margins of this product improving.

It takes some time because once we acquired those products and at the time of the acquisition, the gross margin was between 40 to 55%. We transferred most of the production to Israel and improved profitability and now we are working on, I call it incremental improvement in the bill of material and efficiencies and as I said before, it bears fruit we are now close to 65% on both products.

We intend to continue our efforts to improve. And assuming no major significant changes in the market which we don't expect right now, there is no price pressure, we believe that we can maintain a relatively high gross margin.

Now 78% is an average, one quarter could be 78.3% the other 77.7%, depends once again on product mix and geographies. But generally speaking we can maintain this relatively high gross margin.

Bryan Brokmeier:	Okay, thank you very much.

Homi Shamir:	Thanks Bryan.

Yuval Yanai:	Thank you, Bryan.

Operator:	And once again that will be star 1 to be placed into the queue, star 1. We have no further questions in the queue. I will now turn the call back over to Homi Shamir for closing remarks.

Homi Shamir:	Thanks everyone for joining us today. Yuval will be presenting at the JP Morgan SMID conference in New York on November 29. We look forward to see many of you then. Thank you.

Operator:	And this does conclude today's conference call. Thank you all for your participation.

END